Exhibit 2.01

Resource Extraction Payment Report

This exhibit to Form SD presents payments made by Gulfport Energy Corporation (“Gulfport”) to the U.S. federal government for the purpose of commercial development of oil and natural gas during the year ended December 31, 2023.

Payments

Payments are disclosed on a cash basis, according to the year during which the payment was made.

Currency

All payments are reported in US Dollars.

Projects

Payments are grouped into projects. Gulfport’s assets located in eastern Ohio (“Ohio”) and in central Oklahoma (“Oklahoma”) comprised the project level disclosures for 2023.

The resources being extracted are oil and natural gas, all with the extraction method of “well”.

COUNTRY	PROJECT	GOVERNMENTAL RECIPIENT	PAYMENT TYPE	PAYMENT AMOUNT
United States	Ohio	U.S Department of Interior (Office of Natural Resources Revenue)	Royalties	$154,267
United States	Oklahoma	U.S Department of Interior (Office of Natural Resources Revenue)	Royalties	$493,695